UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08323

CIGNA HOLDING COMPANY
(Exact name of registrant as specified in its charter)

900 Cottage Grove Road
Bloomfield, Connecticut 06002
(860) 226-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.25 per share
5.125% Senior Notes Due 2020
4.375% Senior Notes Due 2020
4.500% Senior Notes Due 2021
4.000% Senior Notes Due 2022
7.650% Notes Due 2023
8.300% Senior Notes Due 2023
3.250% Senior Notes Due 2025
7.875% Debentures Due 2027
8.30% Step Down Notes due 2033
3.050% Senior Notes Due 2027
6.150% Senior Notes Due 2036
5.875% Senior Notes Due 2041
5.375% Senior Notes Due 2042
3.875% Senior Notes Due 2047
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.25 per share: 1

5.125% Senior Notes Due 2020: 55

4.375% Senior Notes Due 2020: 56

4.500% Senior Notes Due 2021: 56

4.000% Senior Notes Due 2022: 77

7.650% Notes Due 2023: 56

8.300% Senior Notes Due 2023: 42

3.250% Senior Notes Due 2025: 68

7.875% Debentures Due 2027: 52

8.30% Step Down Notes due 2033: 28

3.050% Senior Notes Due 2027: 62

6.150% Senior Notes Due 2036: 30

5.875% Senior Notes Due 2041: 17

5.375% Senior Notes Due 2042: 20

3.875% Senior Notes Due 2047: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, Cigna Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CIGNA HOLDING COMPANY

By:	/s/ Nicole S. Jones
	Name:	Nicole S. Jones
	Title:	Executive Vice President and General Counsel

Date: December 31, 2018